eFuture Announces Third Quarter 2009 Unaudited Financial Results

BEIJING, PRC — December 7, 2009 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the third fiscal quarter ended September 30, 2009.

Financial Highlights – Third Quarter 2009

RMB	Unaudited Quarter Ended September 30, 2008		Unaudited Quarter Ended September 30, 2009
	Reported	Restated
Profit and Loss (selected)
Total Revenue	27,357,120	27,357,120	25,212,578
Total Cost of Revenue	14,265,327	14,265,327	15,570,716
Gross profit	13,091,793	13,091,793	9,641,862
Total Expenses	12,560,484	12,567,783	15,514,887
Income (loss) from operations	531,309	524,010	(5,873,024)
Net Income (loss)	(28,055,290)	7,559,384	(4,162,706)
Comprehensive Income/Loss		7,559,384	(4,162,706)
Net Income per share
- Basic	(8.93)	2.41	(1.24)
- Diluted	(8.93)	2.41	(1.24)

•
The significant change from net loss to net income for the third quarter 2008 after the restatement of 2008 results was due to the application of different accounting treatments on the Company’s convertible note.

•	Total revenues decreased 7.84% year-over-year to RMB25.21 million (US$3.69 million).
–	Service fee income increased 30.84% year-over-year to RMB10.60 million (US$1.55 million).
–	Revenue from software license sales decreased 16.82% year-over-year to RMB13.81 million (US$2.02 million).
–	Revenue from hardware sales decreased 69.83% year-over-year to RMB0.80 million (US$0.12 million) in the third quarter of 2008.
•	Gross profit decreased 26.35% year-over-year to RMB9.64 million (US$1.41 million). Gross margin decreased to 38.24% from 56.05% in the third quarter of 2008.
•	Operating loss was RMB5.87 million (US$0.86 million), compared to operating income of RMB0.52 million in the third quarter of 2008.
•	Net loss was RMB4.16 million (US$0.61 million), compared to net income of RMB7.56 million in the third quarter of 2008.
•	Diluted net loss per share was RMB1.24 (US$0.18), compared to net income per share of RMB2.41 for the third quarter of 2008.
•	Operating cash flow was –RMB15.22 million (-US$2.23 million).
•	Adjusted net income (non-GAAP) reduced 94.37% year-over-year to RMB0.71 million (US$0.10 million).
•	Non-GAAP adjusted diluted earnings per share was RMB0.21 (US$0.03).

Management Strategic Imperatives:

eFuture’s management initiated four key strategic priorities to build shareholder value by strengthening financial reporting and management and operational efficiency, realigning sales and marketing initiatives and investing in R&D to expand the Company’s addressable markets.

Financial Enhancement – Restatement Completed
–
As announced on June 19, 2009, the Company determined to adjust its financial results for 2007, 2008 and the first quarter of 2009.  As of November 19, 2009, the Company has completed its financial review and restatement of results, and believes that all outstanding issues regarding the periods in question have been satisfactorily rectified.

–
The adjustments were made in 3 specific areas: (i) establishing a RMB7.02 million depository reserve for employees’ social security; (ii) correcting the timing of the Company’s recognition of revenues upon sales of some of its software products, and (iii) allocating costs of revenues based on labor costs. Both (i) and (ii) have no material change to the reporting of costs of revenues.

–
In conjunction with its financial review, management has implemented decisive measures to improve eFuture’s internal financial controls and systems, including implementing an extensive review of its accounting procedures that benchmark industry best practices.  In addition, to further bolster its financial controls, the company appointed Grant Thornton as its independent registered accounting firm.  Management believes that its financial reporting and controls have been significantly improved as a result of this process.

Management and Operational Enhancements
–	As announced on December 4, 2009, eFuture appointed Mr. Dehong Yang in the newly created position of President.
–
Mr. Yang, who will officially enter into his new role on January 1, 2010, has upwards of 10 years experience in international business and global best practices, as well as a proven track record of successfully implementing and driving strategic initiatives.  Mr. Yang brings to eFuture extensive experience in the retail, e-commerce and distribution markets having held senior roles at leading international IT companies including Wincor Nixdorf and IBM.

–	In his new role as President of eFuture, Mr. Yang will be responsible for company wide operations, and will support the development and execution of eFuture’s key strategic priorities, which include:
–	To review and implement a competitive cost base aligned with industry-benchmarked companies to enhance profitability;
–	To review and develop eFuture’s sales and marketing strategies to effectively strengthen leadership positions and expand the Company’s market share and addressable markets;
–
To review and devise strategic plans designed to create a world-class operational platform with systems that enhance the efficiency in the evaluation of business potentials and sales performance, deployment of resources and  R&D investment to help eFuture capitalize on the strong growth opportunities in China’s rapidly growing retail and consumer goods software and services industry.

Sales and Marketing restructuring
–
Currently, 80% of the Company’s revenue come from clients in 8 out of 19 provinces in tier-one cities. In order to expand its addressable markets geographically, the Company has initiated an extensive sales and marketing campaign in early 2009 designed to reach into tier-two and tier-three cities.

–
Since early 2009, the Company has redeployed approximately 35% of its sales force to expand new client development in tier-two and tier-three cities in China. Management deems this initiative as a critical building block of the Company’s growth strategy to significantly increase the geographical reach for its services.  The Company has made solid progress in the following areas:

–
At the end of the second quarter 2009, the Company had expanded its sales and marketing outreach efforts in two, one and 40 tier-two, tier-three and tier-four cities, respectively, significantly strengthening its pipeline.

–
At the end of the third quarter 2009, eFuture had further increased its sales and marketing outreach in 4, 37 and 64 tier-two, tier-three and tier-four cities, respectively, resulting in the development of 1,287 new business leads.

–
In conjunction with its sales force redeployment, eFuture has invested approximately RMB7.5 million in a new marketing initiative plan.  The goal of this plan is to support the expansion of the Company’s geographic coverage by deepening its penetration in China’s tier-two and tier-three cities, while providing seamless support for its global and top accounts as they look to expand into these regions in China.

–
As of December 7, 2009, the Company’s pipeline has grown to over 1,000 clients with operations in 350 cities across China. Management believes this deep pipeline will help to generate new contract signings beginning in 2010.

–
As a component of its sales and marketing plan, and in addition to the restructuring of its Small and Medium Businesses (“SMB”) business unit, the Company has also established a new specialized marketing team with approximately 50 staff distributed across China in order to speed up the sales cycle, bolster sales and increase eFuture’s market share in all the key markets in China.

Investment in R&D
Over the last nine months, management has increased investment in new products and services to RMB6.90 million to increase revenue potential from existing clients and drive the expansion of eFuture’s addressable markets:
–	eFuture Business Intelligence (“BI”) Solutions
•
eFuture’s fully integrated suite of BI software solutions provide retailers with the ability to better understand customer buying behavior, to drive sales and profitability, to decrease supply chain costs, and to reduce operational costs.

•	eFuture BI integrates data from across the customer’s enterprise, and provides easily accessible self-service reporting and analysis.
•	The Company developed and launched its BI solutions to address the needs of its Key Account Strategic Business Unit (“SBU”) in three areas: marketing, operations and merchandizing.
•	The Company is currently conducting a trial with one client to ascertain the market reception and potential of this product line.

–	eFuture ONE CRM
–
eFuture ONE CRM provides a robust platform for retail and consumer clients to analyze customer and transactional data in order to strategically profile and segment customers to predict their future behavior.

–
Specific solutions offer profiling and segmentation of retail outlets based on transaction history and trade area demographics; market-basket analysis for determining which products are likely to be purchased together; tracking of customer movement between segments; analysis of customer behavior and price sensitivity; and customized reports of customer data based on a variety of inputs.

–	The eFuture CRM system is specifically designed to cater to the growing needs of customers in our Department Store SBU.
–	Thus far in 2009, the Company has successfully completed CRM pilot programs with a few major Beijing-based department store groups, with positive market reception.

Business and Operational Highlights:

Core Business (Software License, Hardware and Service Businesses)

–
The economic downturn had a significant impact on the Company’s hardware business in the second quarter of 2009, as customers, especially in the Logistics, Department Store and Supermarket SBUs, delayed new store openings.  This sudden decrease in the Company’s new project pipeline in turn impacted revenue contribution from these SBUs in the third quarter 2009.

–
However, customers maintained a solid level of investment in upgrading systems in existing stores.  As a result, the Company closed over 625 new contracts through the third quarter of 2009 for an aggregate of approximately RMB93.7 million in the first three quarters of 2009. The Company believes these new contracts reflect signs of a rebound in the Department Store and Supermarket SBUs.

–	Despite the slowdown, revenue from existing clients remained relatively stable with revenue reaching RMB20.45 million for the third quarter of 2009.
–
Management believes there are now positive signs of a market rebound, as total new contracts for the third quarter 2009 increased by 84% year-over-year to 285, representing RMB36.9 million, or a year-over-year increase of 12.8%.

–
The Company entered into strategic relationships with Microsoft Corporation (Nasdaq: MSFT, "Microsoft") to provide a standardized POS-ERP system for retailers in China. This system will integrate Microsoft Windows Embedded POSReady 2009 into eFuture's POS-ERP Store Operation System. Management expects that leveraging eFuture's nationwide retail customer base and Microsoft's worldwide reputation will allow eFuture to deliver a reliable and seamlessly integrated POS solution to companies throughout China.

eService Business

In line with eFuture’s organic growth strategy to expand its eService offering, the Company is beginning to see growing interest from existing clients to scale-up and expand their relationship with eFuture by utilizing its eService applications.

–	The Company started to deploy the bundled package offering bFuture SCM SaaS service with POS-ERP in two SBUs, the Department Store and Shopping Mall SBU and the Grocery Business SBU.
–
The Company has installed and is currently serving three retailers and their 3,000 suppliers with the bundled POS-ERP package.  In addition, over 10 retailers are in the process of deploying the package.  Following deployment, these retailers will be able to open SaaS services with their suppliers.  We expect to see more profitable growth from this service as we increase the scale of the operation.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, said, “Our results for the quarter were impacted by decreased sales from our Logistic, Supermarket and Department Store customers, many of whom delayed plans for new store openings in the second quarter of 2009 as  result of the economic downturn , which in turn affected the revenue contribution from these segments in the third quarter,.  As both the Supermarket and Department Store SBUs together accounted for just under half of our revenue for the third quarter, this impact was significant. However, we see very encouraging signs of a recovery, especially in our Logistics SBU, which secured new contracts valued at approximately RMB20 million during the third quarter of 2009.

“More importantly, we have continued to invest throughout the downturn in our business with the goal of creating more stringent financial controls, a more efficient operating platform, a more focused sales and marketing strategy, and more robust R&D capabilities.  Our efforts to achieve these goals began by initiating four key strategic imperatives, beginning with the enhancement of our internal financial controls and the restatement of our results for certain periods; enhancement of our management team and operational structure with the hiring of Mr. Dehong Yang as President; a realignment and refocusing of our sales and marketing efforts to build market share in all key markets in China including tier-two and tier-three cities; and, continued investment in R&D which has led to the introduction of a number of new products including our eFuture BI Solution  and eFuture ONE CRM.

“I am pleased to see progress made across all of our key strategic imperatives to date.  However, we recognize that a good deal of work lies ahead of us.  Despite recent challenges, we continue to believe that our leading position in a fragmented market, growing nationwide coverage, robust product and services portfolio, strong brand recognition among local and international clients, partnership with leading global technology companies, and large installed base of customers will continue to position us well to capitalize on the strong growth catalysts within our industry.  We will continue to execute on our growth strategy to invest in innovation, expand our customer base in tier-two and tier-three cities, and actively pursue domestic and international clients, while maintaining an unwavering commitment to build long-term shareholder value.”

Third Quarter 2009 Unaudited Financial Results

Revenue

Revenue for the third quarter decreased 7.84% to RMB25.21 million (US$3.69 million) from RMB27.36 million in the third quarter 2008 mainly due to a slow-down in hardware and software sales.

Software license revenues decreased by 16.82% year-over-year to RMB13.81 million (US$2.02 million), primarily attributable to decreased sales in our Supermarkets, Logistics and Department Store and Shopping Mall SBUs, as customers within these segments were affected by the economic slow-down.

Service fee income increased by 30.84% year-over-year, and as a percentage of revenue continued to increase and accounted for 42.05% of total revenue in the third quarter, as compared to 29.62% in the same period last year.

Revenue Breakdown

	Unaudited Quarter Ended
	September 30, 2008	Unaudited Quarter Ended
	(as restated)	September 30, 2009
	RMB (thousands)	RMB (thousands)	USD (thousands)	Year Over Year Change
Software license sales	16,602	13,810	2,023	-16.82%
Hardware sales	2,651	800	117	-69.83%
Service fee income	8,104	10,603	1,553	30.84%
Total	27,357	25,213	3,694	7.84%

Cost of Revenues

The cost of revenue for the third quarter increased 9.15% to RMB15.57 million (US$2.28 million) from RMB14.27 million in the third quarter 2008.

Cost of Revenues Breakdown

	Unaudited Quarter Ended September 30, 2008 (as restated)	Unaudited Quarter Ended September 30, 2009
	RMB (thousands)	RMB (thousands)	USD (thousands)	Year Over Year Change
Cost of software license sales	5,313	4,380	642	-17.56%
Cost of hardware sales	2,026	650	95	-67.92%
Cost of service fee	2,698	6,450	945	139.03%
Amortization of acquired technology	3,337	3,063	449	-8.20%
Amortization of software costs	892	1,028	151	15.29%
Total	14,265	15,571	2,281	9.15%

The increase in cost of service fee income was primarily due to the accounting adjustment made to the reallocation of work in progress from inventory to cost of revenues.

Gross Profit

Third quarter 2009 gross profit decreased 26.35% year-over-year to RMB9.64 million (US$1.41 million), from RMB13.09 million in the third quarter of 2008.  Consolidated gross margin for the third quarter of 2009 was 38.24% compared with 56.05% in the third quarter of 2008.

Operating Expenses

Research and development expenses for the third quarter of 2009 increased 90.89% year-over-year to RMB427,195 (US$62,582) compared with RMB223,792 in the third quarter of 2008.  The year-over-year increase was a result of recognition of R&D expenses related to products which have not yet reached feasibility.

General and administrative expenses for the third quarter of 2009 decreased 11.10% year-over-year to RMB7.17 million (US$1.05 million), or 28.45% of total revenues, compared with RMB8.07 million, or 29.50% of total revenue in the third quarter of 2008.  The decrease in general and administrative expenses as a percentage of revenues was primarily due to increased office maintenance expenses.

Selling and distribution expenses for the third quarter increased 85.13% year-over-year to RMB7.91 million (US$1.16 million), or 31.39% of total revenues, compared with RMB4.27 million, or 15.63% of total revenue in third quarter 2008.  The increase was due to our continued investment in building our regional sales/marketing teams to enhance our presence in tier-two and tier-three cities.

Operating Income/Loss

Operating loss in the third quarter was RMB5.87 million (US$0.86 million), compared with an operating income of RMB0.52 million in the third quarter of 2008.

Net Income/Loss and EBITDA

As a result of the foregoing, third quarter net loss was RMB4.16 million (US$0.61 million) compared with a net income of RMB7.56 million in the third quarter of 2008.

Basic and diluted losses per share in the third quarter were both RMB1.24 (US$0.18), compared to basic and diluted net income per share of RMB2.41 in the third quarter of 2008.  Adjusted net income (non-GAAP) for the third quarter decreased 94.37% year-over-year to RMB0.71 million (US$0.10 million). Adjusted net income excludes amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

Third quarter 2009 adjusted non-GAAP diluted earnings per share was RMB0.21 (US$0.03).  Non-GAAP diluted earnings per share excludes amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

EBITDA (non-GAAP) for the third quarter was –RMB0.72 million (-US$0.10 million), compared with RMB6.18 million in the third quarter of 2008.

Balance Sheet and Cash Flow

In the third quarter, net cash loss from operating activities was RMB15.22 million (US$2.23 million), while net cash used in investing activities was RMB10.13 million (US$1.48 million).

As of September 30, 2009, cash and cash equivalents decreased 9.55% from June 30, 2009 to RMB35.46 million (US$5.19 million), mainly due to a decrease in cash inflow related to the economic slow down.

Total accounts receivable as of September 30, 2009 decreased 0.92% to RMB12.39 million (US$1.82 million) from RMB12.51 million as of June 30, 2009.

Inventories as of September 30, 2009 decreased 23.78% quarter-over-quarter to RMB8.51 million (US$1.25 million) due to the decrease in work-in process.

Business Outlook  and Revision of 2009 Annual Guidance
While the operating environment remains challenging, we are beginning to see positive signs of a recovery in our Logistics, Supermarket and Department Store SBUs.  As evidence, we closed a total of over 500 new contracts in our Supermarket and Department Store SBUs in the third quarter, and our total contracts in the third quarter showed significant growth year-over-year

As explained above, revenues from eFuture’s Supermarket and Department Store SBUs were negatively impacted as a result of customers unexpectedly delaying new store openings in the second half of 2009 in response to the economic downturn.  As these two SBUs accounted for over 43% of total revenue, results have fallen well below management’s initial expectations. As a result, the Company is revising its guidance for the full year 2009.  Management anticipates total revenues to be in the range of approximately US$17 million to US$18 million. Adjusted EBITDA (non-GAAP) is expected to be in the range of approximately breakeven to US$0.7 million. This forecast is a current and preliminary view and is subject to change.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the third quarter 2009 financial results have been translated into US dollars at the rate of RMB6.8262to US$1.00, the noon buying rate for US dollars in effect on September 30, 2009 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.  No representation is made that any amounts were or could be transferred at such rates.

Third Quarter 2009 Results and Conference Call

Following the earnings announcement, eFuture’s senior management will host a conference call on Tuesday, December 8, 2009 at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (China) to discuss its third quarter 2009 financial results and recent business activity. The conference call may be accessed by calling:

United States toll free	1-866-519-4004
China (Landline)	800-819-0121
China (Mobile)	400-620-8038
United Kingdom toll free	0808-234-6646
Hong Kong toll free	800-930-346
Conference ID	43021457

Please dial-in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until 11:00 pm (Eastern), December 15, 2009:

United States toll free	1-866-214-5335
China North	10-800-7140386
China South	10-800-1400386
United Kingdom toll free	0800-731-7846
Hong Kong toll free	800-901-596
Conference ID	43021457

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture’s website at http://www.e-future.com.cn/ENG/newshow.asp?id=513.

Use of Non-GAAP Financial Measures

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation, adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes, adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries.  eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China.  eFuture is one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China.  eFuture has more than 600 employees and 20 branch offices across China.  For more information about eFuture, please visit http://www.e-future.com.cn/.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2009 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of November 19, 2009, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86-10-5293-7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –